SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                     Schedule 13G


                      Under the Securities Exchange Act of 1934
                                (Amendment No.  2  )*


                                  THE ROUSE COMPANY
                       _______________________________________
                                   (Name of Issuer)


                                     Common Stock
                       _______________________________________
                            (Title of Class of Securities)


                                      779273101
                       _______________________________________
                                    (CUSIP Number)


          Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))

                                  Page 1 of 6 Pages
















          CUSIP NO. 779273101             13G             Page 2 of 6 Pages

          1  Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person
             T. ROWE PRICE ASSOCIATES, INC.
             52-0556948

          2  Check the Appropriate Box if a Member of a Group*

                                                                 (a) ____
             NOT APPLICABLE                                      (b) ____

          3  SEC Use Only

             ______________________________

          4  Citizenship or Place of Organization

             MARYLAND
          Number of      5  Sole Voting Power
                         **
          Shares              121,055

          Beneficially   6  Shared Voting Power
                         **
          Owned By Each        -0-

          Reporting      7  Sole Dispositive Power
                         **
          Person            2,126,927

          With           8  Shared Dispositive Power

                               -0-

          9  Aggregate Amount Beneficially Owned by Each Reporting Person
             2,126,927

          10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
             Shares*

             NOT APPLICABLE

          11 Percent of Class Represented by Amount in Row 9

             4.4%

          12 Type of Reporting Person*

             IA
                         *SEE INSTRUCTION BEFORE FILLING OUT!
                   **Any shares reported in Items 5 and 6 are also
                     reported in Item 7.














          SCHEDULE 13G
          PAGE 3 OF 6

          Item 1(a) Name of Issuer:
                    Reference is made to page 1 of this Schedule 13G

          Item 1(b) Address of Issuer's Principal Executive Offices:

                    10275 Little Patuxent Parkway, Columbia, Maryland
                    21044

          Item 2(a) Name of Person(s) Filing:

                    (1)  T. Rowe Price Associates, Inc. ("Price
                         Associates")

                    (2)  ___________________________________

          _____ Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this
                    Schedule 13G is being filed on behalf of each of them.

          Item 2(b) Address of Principal Business Office:

                    100 E. Pratt Street, Baltimore, Maryland 21202

          Item 2(c) Citizenship or Place of Organization:

                    (1)  Maryland

                    (2)  ___________________________________

          Item 2(d) Title of Class of Securities:

                    Reference is made to page 1 of this Schedule 13G

          Item 2(e) CUSIP Number: 779273101
          Item 3    The person filing this Schedule 13G is an:

            X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

          _____ Investment Company registered under Section 8 of the Investment Company Act of 1940























          CUSIP 779273101
          PAGE 4 OF 6

          Item 4    Ownership                           Deemed
                                                      Outstanding
                                                          And
                                                     Beneficially
                                         Units      Owned Directly
                                        Deemed        Subject to
                                     Beneficially     Warrants &
                                         Owned        Conversion
                                       Directly       Privileges     Total
                                     ____________   ______________  _______
          (1) WITH RESPECT TO
              PRICE ASSOCIATES
              (includes shares
              reported in (2) below):

              (a) Amount
                  Beneficially
                  Owned . . . . . .   1,770,600        356,327    2,126,927

              (b) Percent of
                  Class . . . . . . . . . . . . . . . . . . . . . .  4.4%

              (c) Number of
                  units as
                  to which such
                  person has: . . .

                 (i)  *sole power
                      to vote or
                      to direct
                      the vote . . .     44,200         76,855      121,055

                (ii)  *shared power
                      to vote or
                      to direct
                      the vote . . .      -0-           -0-          -0-

               (iii)  *sole power
                      to dispose or
                      to direct the
                      disposition
                      of . . . . .    1,770,600        356,327    2,126,927

                (iv)  *shared power
                      to dispose or
                      to direct the
                      disposition
                      of . . . . .        -0-           -0-          -0-















          (2) WITH RESPECT TO
              ______________________________
              (if this is a
              joint filing):

              (a) Amount
                  Beneficially
                  Owned . . . . . .  ___________    ___________      ______

              (b) Percent of
                  Class . . . . . . . . . . . . . . . . . . . . . .  ______

              (c) Number of
                  units as
                  to which
                  such person
                  has . . . . . . .  ___________    ___________      ______

                 (i)  *sole power to
                      vote or to
                      direct the
                      vote . . . .   ___________    ___________      ______

                (ii)  *shared power
                      to vote or
                      to direct
                      the vote . . . ___________    ___________      ______

               (iii)  *sole power
                      to dispose or
                      to direct the
                      disposition
                      of . . . . .   ___________    ___________      ______

                (iv)  *shared power
                      to dispose or
                      to direct the
                      disposition
                      of . . . . .   ___________    ___________      ______


          *Units reported in subcategories (i) and (ii) are also included in subcategory (iii) or (iv).























          SCHEDULE 13G
          PAGE 5 OF 6

          Item 5 Ownership of Five Percent or Less of a Class.
          _____  Not Applicable.

            X This statement is being filed to report the fact that, as of the date of this report, the reporting person(s) has
                 (have) ceased to be the beneficial owner of more than five percent of the class of securities.

          Item 6 Ownership of More than Five Percent on Behalf of Another
                 Person

                 (1) Price Associates does not serve as custodian of the
                     assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

                     The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

                     Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

                 (2) With respect to securities owned by any one of the T.
                     Rowe Price Funds, only State Street Bank and Trust Company, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

          Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                 Not Applicable.

          Item 8 Identification and Classification of Members of the Group.

                 Not Applicable.













          SCHEDULE 13G
          PAGE 6 OF 6

          Item 9   Notice of Dissolution of Group.
                   Not Applicable.

          Item 10  Certification.

                   By signing below I (we) certify that, to the best of my
                   (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of this Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                                      Signature.

                   After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

                       Dated:  February 14, 1995


                       T. ROWE PRICE ASSOCIATES, INC.

                       By:    ____________________________________
                              Henry H. Hopkins, Managing Director




          Note: Six copies of this Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail and to the principal national securities exchange on which the security is listed not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.
          12/31/94